UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

UNI CORE HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

90456P302
(CUSIP Number)

December 15, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 16 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90456P302

1.	NAMES OF REPORTING PERSONS Magna Asset Services, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,404,830*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404,830*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 34,392,219 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

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SCHEDULE 13G

CUSIP No. 90456P302

1.	NAMES OF REPORTING PERSONS Magna GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,404,830*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404,830*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 34,392,219 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

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SCHEDULE 13G

CUSIP No. 90456P302

1.	NAMES OF REPORTING PERSONS Magna Equities II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 3,404,830*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404,830*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 34,392,219 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

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SCHEDULE 13G

CUSIP No. 90456P302

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0-*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,404,830*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (based on the total of 34,392,219 outstanding shares of Common Stock)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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SCHEDULE 13G

CUSIP No. 90456P302

Item 1.

(a)	Name of Issuer UNI CORE HOLDINGS CORP., a Wyoming corporation

(b)	Address of Issuer’s Principal Executive Offices Room 1207-1208 Bank of America Tower 12 Harcourt Road Central 518001 Hong Kong

Item 2.

(a)

Name of Person Filing

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being jointly filed by Magna Asset Services, Ltd, a company with limited liability organized and existing under the laws of the Cayman Islands (“Magna Asset Services”), Magna GP, LLC, a Delaware limited liability company (“Magna GP”), Magna Equities II, LLC, a New York limited liability company (“Magna Equities II”), and Joshua Sason (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.001 par value, of the Issuer (the “Common Stock”) owned indirectly by Magna to amend the Schedule 13G filed on 4/21/14 (the “Schedule 13G”). This Amendment No. 1 is being filed voluntarily to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

(b)	The address of the principal business office of each of the Reporting Persons is: 5 Hanover Square, New York, New York 10004.

(c)

Citizenship
Magna Asset Services is a Cayman Islands company with limited liability.

Magna GP is a Delaware limited liability company.

Magna Equities II is a New York limited liability company.

Mr. Sason is a United States citizen.

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 90456P302

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SCHEDULE 13G

CUSIP No. 90456P302

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

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SCHEDULE 13G

CUSIP No. 90456P302

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 3,404,830 shares of Common Stock owned indirectly by Magna Asset Services may be acquired pursuant to the conversion of two Convertible Promissory Notes in the original principal amounts of $20,000 and $30,000.

Magna GP owns all membership interests in Magna Asset Services. Mr. Sason owns all membership interest in Magna GP and Magna Equities II. Accordingly, Mr. Sason, subject to the limitations of the rights described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Magna GP and Magna Equities II, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Magna GP, Magna Asset Services, and Magna Equities II. Neither the Reporting Persons nor any of their affiliates are registered broker-dealers or an associated person of a registered broker-dealer.

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SCHEDULE 13G

CUSIP No. 90456P302

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

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SCHEDULE 13G

CUSIP No. 90456P302

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2014

Magna Asset Services, Ltd

	By:		/s/ James McDade
		Name:	James McDade
		Title:	Authorized Signor

Magna GP, LLC

	By:		/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Managing Member

Magna Equities II, LLC

	By:		/s/ Joshua Sason
		Name:	Joshua Sason
		Title:	Chief Executive Officer

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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SCHEDULE 13G

CUSIP No. 90456P302

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of December 15, 2014, by and between Magna Asset Services, Ltd., Magna GP, LLC, Magna Equities II, LLC, and Joshua Sason.

Exhibit 1

Joint Filing Agreement

This Joint Filing Agreement, entered into and effective as of December 15, 2014, is made by and between Magna Asset Services, Ltd., Magna GP, LLC, Magna Equities II, LLC, and Joshua Sason (each, a “ Filer ” and, collectively, the “ Filers ”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G (the “ Schedule 13G ”) is filed on behalf of each of the Filers and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate. Each Filer consents to the filing of this Joint Filing Agreement as an exhibit to the Schedule 13G.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

[ Signature Page Follows ]

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SCHEDULE 13G

CUSIP No. 90456P302

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth above.

Magna Asset Services, Ltd

By:		/s/ James McDade
	Name:	James McDade
	Title:	Authorized Signor

Magna GP, LLC

By:		/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Managing Member

Magna Equities II, LLC

By:		/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Chief Executive Officer

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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